Exhibit 3(i)(a)

Section 1. Designation and Amount.

The shares of this series of preferred stock will be designated as Series A Preferred Stock (the “Series A Preferred”) which series shall consist of three hundred million (300,000,000) shares having a par value of $.0001 per share.